The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 31, 2008

Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

Pricing Supplement No. 2008-MTNDD 365 Dated          , 2009

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)
Medium-Term Notes, Series D

Citigroup Funding Inc.

Principal-Protected Notes
Based Upon a Basket of Currencies
Due          , 2012
$10 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any payments on the notes prior to maturity.

•	The notes are based upon a basket (which we refer to as the underlying basket) of four foreign currency exchange rates: the Canadian dollar, the European Union euro, the British pound and the Japanese yen (each of which we refer to as the basket currency exchange rate), each relative to the U.S. dollar. In calculating the return on the underlying basket, the return on each of the four currencies will be weighted 25%.

•	The notes will mature on , 2012. You will receive at maturity for each note you hold an amount in cash equal to $10 plus a basket return amount, which may be positive or zero.

•	The basket return amount will be based on the percentage change of the underlying basket during the term of the notes. The basket return amount will equal the product of (a) $10, (b) the percentage change in the underlying basket and (c) a participation rate of approximately 85% to 95% (to be determined on the date on which the notes are initially priced for sale to the public, which we refer to as the pricing date), provided that the basket return amount will not be less than zero. Because the participation rate will be approximately 85% to 95% (to be determined on the pricing date), in no circumstances will you participate in more than approximately 85% to 95% (to be determined on the pricing date) of the appreciation of the basket currencies, if any, during the term of the notes.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount	$0.225	$
Proceeds to Citigroup Funding Inc.	$9.775	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.225 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.200 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about          , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The notes are based upon a basket, which we refer to as the underlying basket, which tracks the price movements of four currency exchange rates: the Canadian dollar, the European Union euro, the British pound and the Japanese yen, each relative to the U.S. dollar and each of which we refer to as a basket currency. The notes pay an amount at maturity that will depend on the amount by which the ending value of the underlying basket exceeds its starting value of 100. The starting value and the ending value will be calculated as described below under “Description of the Notes — Basket Return Amount.” If the ending value is less than or equal to the starting value, the payment you receive at maturity for each note you hold will equal $10, the amount of your original investment in the note. If the ending value is greater than the starting value, the payment you receive at maturity will be greater than the amount of your original investment in the notes. In such case, the return on a note will be approximately 85% to 95% (to be determined on the pricing date) of the return on an investment directly linked to the underlying basket because of the participation rate of approximately 85% to 95% (to be determined on the pricing date).

The notes mature on          , 2012 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (DTC) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes is not at risk if held to maturity even if there is a decline in the value of the underlying basket. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity. However, because the notes are not principal protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity. See “Risk Factors Relating to the Notes” for further information.

Will I Receive Periodic Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on          , 2012. At maturity you will receive for each note you hold an amount in cash equal to the sum of $10 and a basket return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the ending value of the underlying basket, which will equal the closing value of the underlying basket on the valuation date based on the sum of the products of each basket currency exchange rate and its corresponding basket composition ratio on the valuation date. The payment you receive at maturity, however, will not be less than the amount of your original investment in the notes.

How Will the Basket Return Amount Be Calculated?

The basket return amount will be based on the basket return — the amount, if any (expressed as a percentage), by which the ending value of the underlying basket exceeds its starting value — and on the participation rate. The participation rate will equal approximately 85% to 95% (to be determined on the pricing date). The basket return amount will equal the product of (a) $10, (b) the basket return and (c) the participation rate, provided that the basket return amount will not be less than zero. The basket return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value − Starting Value
Starting Value

The starting value of the underlying basket will be set to equal 100 on the pricing date based on the sum of the products of each basket currency exchange rate and its corresponding basket composition ratio on the pricing date.

The ending value will equal the closing value of the underlying basket on the valuation date based on the sum of the products of each basket currency exchange rate and its corresponding basket composition ratio on the valuation date.

The pricing date will be the date on which the notes are priced for initial sale to the public.

The valuation date will be the fifth business day before the maturity date.

For more specific information about the “basket return amount,” the “basket return,” and the determination of a “business day,” please see “Description of the Notes — Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For a table setting forth hypothetical returns at maturity, see “Description of the Notes — Hypothetical Returns at Maturity” in this pricing supplement.

Who Determines the Value of the Underlying Basket and What Does it Measure?

Citigroup Global Markets, as calculation agent, will determine the value of the underlying basket as described in the section “Description of the Underlying Basket” in this pricing supplement. The underlying basket will represent the equally weighted returns from the pricing date through the valuation date of four currency exchange rates: the Canadian dollar, the European Union euro, the British pound and the Japanese yen, each relative to the U.S. dollar. The four basket currency exchange rates will initially be weighted approximately one-fourth each, as set forth below, based on each currency exchange rate on the pricing date, as determined by the calculation agent, to achieve a starting value of 100 for the underlying basket on that date:

	Initial Percentage	Initial Currency	Basket Composition
Basket Currency	of Basket	Exchange Rate	Ratio

Canadian Dollar Currency Exchange Rate	25%
European Union Euro Currency Exchange Rate	25%
British Pound Currency Exchange Rate	25%
Japanese Yen Currency Exchange Rate	25%

The value of the underlying basket on the pricing date will equal 100. The value of the underlying basket on any business day thereafter, including the valuation date, will equal the sum of the products of each basket currency exchange rate and its corresponding basket composition ratio.

The basket composition ratio for each of the basket currency exchange rates will equal 25.00 divided by each basket currency exchange rate on the pricing date.

The currency exchange rate for the Canadian dollar will equal the Canadian dollar/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Canadian dollar, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Canadian dollar exchange rate that is reported by Reuters on Page “WMRSPOT09” (Mid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Canadian dollar/U.S. dollar exchange rate.

The currency exchange rate for the European Union euro will equal the European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “WMRSPOT05” (Mid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such European Union euro/U.S. dollar exchange rate.

The currency exchange rate for the British pound will equal the British pound/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one British pound, as reported by Reuters on Page “WMRSPOT07” (Mid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such British pound/U.S. dollar exchange rate.

The currency exchange rate for the Japanese yen will equal the Japanese yen/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Japanese yen, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Japanese yen exchange rate that is reported by Reuters on Page “WMRSPOT12” (Mid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Japanese yen/U.S. dollar exchange rate.

What are the Currency Exchange Rates?

Each currency exchange rate used to measure the performance of the basket currencies is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant basket currency. Thus, an increase in a currency exchange rate means that the value of that currency has increased. For example, if the currency exchange rate of the Canadian dollar has increased from 0.80 to 1.00, it means the value of one Canadian dollar (as measured against the U.S. dollar) has increased from US$0.80 to US$1.00. Conversely, a decrease in a currency exchange rate means that the value of that currency has decreased as measured against the U.S. dollar.

How Have the Basket Currencies Performed Historically?

We have provided a table showing the high and low values of each relevant currency exchange rate for each quarter since the first quarter of 2003 as well as graphs showing the historical daily currency exchange rate for each basket currency from January 1, 2003 to December 29, 2008. You can find the tables and graphs in the section “The Basket Currencies and Exchange Rates — Historical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the currency exchange rate of each basket currency in recent years. However, past performance is not indicative of how the basket currencies will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be     % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the value of the underlying basket and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our affiliates or us receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the underlying basket and other events that are difficult to predict and beyond our control.

The Return on Your Investment May Be Zero

The amount of your return at maturity will depend on the ending value of the underlying basket. If the ending value is equal to or less than the starting value, which will be set to 100, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the underlying basket is greater than the starting value at one or more times during the term of the notes or if the closing value of the underlying basket at maturity exceeds the starting value.

Any Return on Your Investment in the Notes Will Be Limited by the Participation Rate

The basket return amount on the notes will be subject to a participation rate of approximately 85% to 95% (to be determined on the pricing date) of the product of the principal amount of the notes and the basket return percentage. Accordingly, the maximum amount of return you could receive at maturity on the notes is approximately 85% to 95% (to be determined on the pricing date) of the return on a comparable investment in an instrument directly linked to the basket currencies and will provide less opportunity for appreciation than an investment in an instrument the return of which is linked to 100% participation in the basket currencies.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes.

The Return on the Underlying Basket May Be Lower Than the Return on Any One or All of the Four Currency Exchange Rates

Because the value of the underlying basket will be based on the sum of the equally weighted returns of each basket currency exchange rate, a significant increase in the value of one component of the underlying basket during the term of the notes but not the other components may be substantially or entirely offset by a decrease in the value of the other components of the underlying basket during the term of the notes. This may cause your return on the notes to be less than the return on a similar instrument linked to just one or certain of the components of the underlying basket.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the underlying basket is less than          , the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Hypothetical Historical Performance of the Underlying Basket and the Hypothetical Historical Returns on the Underlying Basket Are Not Indicative of the Actual Amount You Will Receive at Maturity

The hypothetical historical performance of the underlying basket and the hypothetical historical returns on the underlying basket, which are included in this pricing supplement, should not be taken as an indication of the future performance of the underlying basket or the actual amount you will receive at maturity on the notes. Furthermore, the hypothetical returns included in this pricing supplement and the calculations used to determine those amounts have not been verified by an independent third party.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The Notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a Note, each holder of a Note agrees to this treatment of the Note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the Note although U.S. holders will receive no payments with respect to the Note before maturity and regardless of whether the U.S. Depositor uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a Note, including redemption of the Note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the Note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the underlying basket and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Basket.  We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the underlying basket changes from the starting value of 100. However, changes in the value of the underlying basket may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the underlying basket exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying basket will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the underlying basket is below its starting value, you will likely receive less than the amount you originally invested.

Volatility of the Underlying Basket.  Volatility is the term to describe the size and frequency of market fluctuations. If the expected volatility of the underlying basket changes during the term of the notes, the market value of the notes may decrease.

Value of the Basket Currencies.  A weakening of the value of the basket currencies relative to the U.S. dollar from their respective initial values will likely result in a decrease in the value of the underlying basket and therefore the value of your notes. In general, appreciation in the value of one or more of the currency exchange rates from their starting values may cause an increase in the market value of the notes because of the expectation that the basket return amount on the notes will increase. Conversely, depreciation in the value of the currency exchange rates from their starting values may cause a decrease in the market value of the notes because of the expectation that the basket return amount on the notes will decrease. The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the Basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “— The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” below.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying basket. A “time premium” or “discount” results from expectations concerning the value of the underlying basket during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the value of the underlying basket and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc.  Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

Risk Factors Relating to the Basket Currencies

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors.  The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant currency exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada, the European Union, the United Kingdom, Japan and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada, the European Union, the United Kingdom, Japan and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating.  Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Canada, the European Union, the United Kingdom, Japan and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in investing in the notes is that the value of the underlying basket and therefore the value of the notes in any secondary market could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies.  The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant currency exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant currency exchange rate during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the value of the underlying basket and the value of the notes in any secondary market, but it is impossible to predict whether the currency exchange rates will rise or fall.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the underlying basket and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Principal Protected Notes Based Upon a Basket of Currencies due 2012 (the “Notes”) are securities offered by Citigroup Funding that combine characteristics of debt and currency investments and have a maturity of approximately 3 years (to be determined on the Pricing Date). The Notes pay an amount at maturity that will depend on the Ending Value of the Underlying Basket which is comprised of four foreign currency exchange rates: the Canadian dollar, the European Union euro, the British pound and the Japanese yen (each a “Basket Currency”), each relative to the U.S. dollar. The Ending Value will equal the closing value of the Underlying Basket on the Valuation Date. In the calculation of the return on the Underlying Basket, the return on each of the four Basket Currencies will be weighted 25%. If the Ending Value is less than or equal to the Starting Value, which will be set to 100, the payment you receive at maturity for each Note will equal $10. If the Ending Value is greater than the Starting Value, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In such case, the return on a Note will be approximately 85% to 95% (to be determined on the Pricing Date) of the return on an investment directly linked to the Underlying Basket because of the Participation Rate of approximately 85% to 95% (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $           (           Notes). The Notes will mature on          , 2012. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes.

Payment at Maturity

The Notes will mature on          , 2012. At maturity you will receive for each Note you hold, a payment equal to the sum of $10 and a Basket Return Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the Ending Value of the Underlying Basket, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes.

Basket Return Amount

The Basket Return Amount will be based on the Basket Return — the amount by which the Ending Value exceeds the Starting Value — and on the Participation Rate. The Basket Return Amount will equal the product of (a) $10, (b) the Basket Return and (c) the Participation Rate, provided that the Basket Return Amount will not be less than zero.

The Participation Rate will equal approximately 85% to 95% (to be determined on the Pricing Date).

The Basket Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value
Starting Value

The Starting Value of the Underlying Basket will be set to equal 100 based on the sum of the products of each Basket Currency Exchange Rate and its corresponding Basket Composition Ratio on the Pricing Date.

The Ending Value will equal the closing value of the Underlying Basket on the Valuation Date based on the sum of the products of each Basket Currency Exchange Rate and its corresponding Basket Composition Ratio on the Valuation Date.

The Pricing Date will be the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before the maturity date.

If quotes for the Currency Exchange Rate on the Valuation Date or any other Business Day for any currency in the Underlying Basket are not available as described in the “Description of the Underlying Basket” below, the exchange rate used to determine the value for such currency in the Underlying Basket will equal the noon buying rate in New York City for cable transfers in the relevant foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on the relevant date. If the Noon Buying Rate is not announced on that date, then such Currency Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 4:00 p.m., London, England time, on the date following the relevant date for the purchase or sale for deposits in the relevant currency by the London, England offices of three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations on that date, then such Currency Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 4:00 p.m., London, England time, on that same date from two leading commercial banks in New York City (selected in the sole discretion of the calculation agent) for the purchase or sale for deposits in the relevant currency. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then such Currency Exchange Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Hypothetical Returns at Maturity

The Basket Return Amount will depend on the Ending Value of the Underlying Basket. Because the value of the Underlying Basket may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the Underlying Basket on the return on the Notes at maturity. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Value of the Underlying Basket is 100.00, that the Basket Return Amount cannot equal less than zero, that the term of the Notes is 3 years, that a Note is held to maturity, and that the Participation Rate is 90%.

As demonstrated by the examples below, if the Basket Return Percentage is 0.00% or less, you will receive an amount at maturity equal to the initial investment of $10. If the Basket Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than the initial investment in the Notes. In such case, due to the hypothetical Participation Rate of 90%, the return on a Note will be approximately 90% of the return on an investment directly linked to the Underlying Basket.

				Total Return
	Basket	Basket Return	Maturity	on the Notes for	Per Annum
Ending	Return	Amount on	Payment	the Entire Term of	Return on
Value	Percentage	the Notes(1)	per Note(2)	the Notes	the Notes(3)

50.00	−50.00%	$0.00	$10.00	0.00%	0.00%
60.00	−40.00%	$0.00	$10.00	0.00%	0.00%
70.00	−30.00%	$0.00	$10.00	0.00%	0.00%
75.00	−25.00%	$0.00	$10.00	0.00%	0.00%
80.00	−20.00%	$0.00	$10.00	0.00%	0.00%
85.00	−15.00%	$0.00	$10.00	0.00%	0.00%
90.00	−10.00%	$0.00	$10.00	0.00%	0.00%
95.00	−5.00%	$0.00	$10.00	0.00%	0.00%
97.50	−2.50%	$0.00	$10.00	0.00%	0.00%
100.00	0.00%	$0.00	$10.00	0.00%	0.00%
105.00	5.00%	$0.45	$10.45	4.50%	1.48%
110.00	10.00%	$0.90	$10.90	9.00%	2.91%
115.00	15.00%	$1.35	$11.35	13.50%	4.31%
120.00	20.00%	$1.80	$11.80	18.00%	5.67%
125.00	25.00%	$2.25	$12.25	22.50%	7.00%
130.00	30.00%	$2.70	$12.70	27.00%	8.29%
140.00	40.00%	$3.60	$13.60	36.00%	10.79%
150.00	50.00%	$4.50	$14.50	45.00%	13.19%

(1)	Basket Return Amount = $10 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be less than zero.

(2)	Maturity Payment = $10 + Basket Return Amount.

(3)	Compounded annually.

The examples are for purposes of illustration only. The actual Basket Return Amount will depend on the actual Starting Value, the Ending Value, the Participation Rate, and other relevant parameters.

Hypothetical Historical the Underlying Basket Return

The following graph sets forth the hypothetical return of the Underlying Basket on each Business Day for the 3-year periods ending from December 30, 2005 through December 29, 2008, created using actual historical data on the components of the Underlying Basket from January 1, 2003 through December 29, 2008, with the value of the Underlying Basket set to 100 at the start of each 3-year period. Although we have used actual historical data on each of the four currencies comprising the Underlying Basket, the hypothetical returns were generated by the retroactive application of the computation of the Underlying Basket described in “Description of the Underlying Basket” below and do not represent actual returns on the Underlying Basket since it has not yet been established.

This graph is for purposes of illustration only and is not intended to be indicative of future levels of the Underlying Basket, the potential return of the Underlying Basket, any of its basket currencies or what the value of the Notes may be. Any upward or downward trend in the hypothetical returns in any period set forth below is not an indication that the return on the Underlying Basket or the Basket Return Amount on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. The actual Basket Return Amount will depend on the actual Basket Return Percentage which, in turn, will depend on the actual Starting Value and Ending Value of the Underlying Basket. These hypothetical returns, as well as the historical data used by the calculation agent to determine the returns, have not been reviewed or verified by any independent third party.

Hypothetical 3.00-Year Historical Underlying Basket Return

The source of the data on each Currency Exchange Rate used to compute the hypothetical historical closing values of the Underlying Basket return examples is Bloomberg.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly knows as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE UNDERLYING BASKET

General

Citigroup Global Markets, as calculation agent, will determine the value of the Underlying Basket as described below. The Underlying Basket will track the price movements of four currency exchange rates: the Canadian dollar, the European Union euro, the British pound and the Japanese yen, each relative to the U.S. dollar. The four basket currency exchange rates will initially be weighted approximately one-fourth each, as set forth below, based on each currency exchange rate on the pricing date, as determined by the calculation agent, to achieve a starting value of 100 for the underlying basket on that date:

	Initial Percentage	Initial Currency	Basket Composition
Basket Currency	of Basket	Exchange Rate	Ratio

Canadian Dollar Currency Exchange Rate	25%
European Union Euro Currency Exchange Rate	25%
British Pound Currency Exchange Rate	25%
Japanese Yen Currency Exchange Rate	25%

The value of the Underlying Basket on the Pricing Date will equal 100. The value of the Underlying Basket on any Business Day thereafter, including the Valuation Date, will equal the sum of the products of each Basket Currency Exchange Rate and its corresponding Basket Composition Ratio.

The Basket Composition Ratio for each of the Basket Currency Exchange Rates will equal 25.00 divided by each Basket Currency Exchange Rate on the Pricing Date.

The currency exchange rate for the Canadian dollar will equal the Canadian dollar/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Canadian dollar, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Canadian dollar exchange rate that is reported by Reuters on Page “WMRSPOT09” (Mid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Canadian dollar/U.S. dollar exchange rate.

The currency exchange rate for the European Union euro will equal the European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “WMRSPOT05” (Mid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such European Union euro/U.S. dollar exchange rate.

The currency exchange rate for the British pound will equal the British pound/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one British pound, as reported by Reuters on Page “WMRSPOT07” (Mid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such British pound/U.S. dollar exchange rate.

The currency exchange rate for the Japanese yen will equal the Japanese yen/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Japanese yen, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Japanese yen exchange rate that is reported by Reuters on Page “WMRSPOT12” (Mid quote), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such Japanese yen/U.S. dollar exchange rate.

Hypothetical Historical Data on the Underlying Basket

The following table sets forth the hypothetical historical closing values of the Underlying Basket on the last Business Day of each month, commencing in January 2003 and ending in November 2008. Each value was calculated as if the Underlying Basket had been created on January 1, 2003 with a starting value of 100. The Underlying Basket actually will be established on the Pricing Date with a starting value of 100. The hypothetical historical closing values set forth below in the graph have not been reviewed or verified by any independent third party.

Actual historical closing values of each component of the Underlying Basket were used to calculate the hypothetical historical closing values of the Underlying Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Underlying Basket on the Pricing Date or the future performance of the Underlying Basket. Any hypothetical historical upward or downward trend in the value of the Underlying Basket during any period set forth below is not an indication that the Underlying Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008

January	101.8399	115.8232	120.6631	116.4661	119.5936	133.4282
February	101.7898	115.4683	121.6058	115.8779	120.6788	135.0507
March	102.5163	116.5274	120.4580	114.7198	121.6605	136.7086
April	103.9519	111.6875	119.9116	119.7614	123.8532	135.6438
May	107.1625	113.4840	116.2229	121.6253	123.9860	135.5789
June	107.1077	114.1423	115.5396	120.3635	124.4848	134.9545
July	104.3968	113.1079	114.7289	120.0812	126.0597	133.8372
August	104.4483	114.1765	117.3896	121.0383	126.6832	127.3295
September	109.3017	115.9357	116.0345	119.5782	131.1063	126.6801
October	110.7598	119.3864	114.8345	120.4600	134.4204	117.8533
November	112.6518	123.2259	113.4655	122.2138	133.2024	117.0234
December	115.7342	123.7369	114.0536	120.5413	131.4256

The following graph sets forth the hypothetical historical closing values of the Underlying Basket on each Business Day commencing on January 1, 2003 and ending on December 29, 2008. Hypothetical past movements of the Underlying Basket are not indicative of future closing values.

Hypothetical Historical Underlying Basket Closing Levels

The source of the data on each Currency Exchange Rate used to compute the hypothetical historical closing values of the Underlying Basket is Bloomberg.

THE BASKET CURRENCIES AND CURRENCY EXCHANGE RATES

General

The Basket Currencies are the Canadian dollar, the European Union euro, the British pound and the Japanese yen. Currency Exchange Rates are used to measure the value of each of the Basket Currencies relative to the U.S. Dollar.

Each Currency Exchange Rate used to measure the performance of the Basket Currencies is expressed as the amount of U.S. dollars that can be exchanged for one unit of the relevant Basket currency. Thus, an increase in a Currency Exchange Rate means that the value of that currency has appreciated against the U.S. dollar. For example, if the Currency Exchange Rate of the Canadian dollar has increased from 0.80 to 1.00, it means the value of one Canadian dollar is exchangeable into US$1.00, up from US$0.80. Conversely, a decrease in a Currency Exchange Rate means that the value of that currency has depreciated as measured against the U.S. dollar. The relevant Currency Exchange Rates are the interbank foreign exchange rates that measure the relative values of the U.S. dollar and each Basket currency.

The Canadian dollar is the official currency of Canada.

The European Union euro is the official currency of the European Union.

The British pound is the official currency of the United Kingdom.

The Japanese yen is the official currency of Japan.

We have obtained all information in this pricing supplement relating to the Canadian dollar, the European Union euro, the British pound and the Japanese yen and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating the Basket Return Amount due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant Currency Exchange Rate, will be determined as described in “Description of the Underlying Basket” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant Currency Exchange Rate, as reported by Bloomberg. The historical data on the relevant Currency Exchange Rates are not indicative of the future performance of the Basket Currencies or what the value of the Notes in any secondary market may be. Any historical upward or downward trend in any of the relevant Currency Exchange Rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	Canadian Dollar		European Union Euro		British Pound		Japanese Yen
	Currency Exchange Rate		Currency Exchange Rate		Currency Exchange Rate		Currency Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	0.685400	0.633900	1.108300	1.033600	1.657000	1.553900	0.008593	0.008205
Second	0.751200	0.669100	1.193300	1.056200	1.690400	1.546300	0.008689	0.008256
Third	0.749700	0.704800	1.173900	1.076400	1.676000	1.561000	0.009080	0.008287
Fourth	0.778800	0.738700	1.264700	1.137700	1.794300	1.653400	0.009356	0.008962
2004
Quarter
First	0.788500	0.736100	1.292600	1.204700	1.914000	1.778800	0.009632	0.008907
Second	0.766800	0.714200	1.238900	1.176100	1.860600	1.748100	0.009660	0.008706
Third	0.794000	0.747000	1.246100	1.196900	1.877100	1.770900	0.009294	0.008891
Fourth	0.853200	0.784100	1.366600	1.222500	1.955000	1.774700	0.009814	0.008973

	Canadian Dollar		European Union Euro		British Pound		Japanese Yen
	Currency Exchange Rate		Currency Exchange Rate		Currency Exchange Rate		Currency Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2005
Quarter
First	0.837000	0.794700	1.358200	1.273200	1.932500	1.851000	0.009833	0.009286
Second	0.828300	0.785200	1.312500	1.198100	1.921700	1.787300	0.009595	0.009010
Third	0.862600	0.801300	1.258900	1.186800	1.850000	1.727300	0.009191	0.008796
Fourth	0.874500	0.835000	1.220500	1.164000	1.790400	1.704900	0.008846	0.008238
2006
Quarter
First	0.884900	0.847600	1.232300	1.180200	1.793500	1.718800	0.008811	0.008376
Second	0.914400	0.849400	1.297900	1.203400	1.902600	1.725100	0.009172	0.008411
Third	0.906600	0.872700	1.293900	1.245900	1.914200	1.817700	0.008814	0.008454
Fourth	0.897100	0.857000	1.336800	1.248300	1.984800	1.851800	0.008738	0.008342
2007
Quarter
First	0.869500	0.842000	1.341100	1.286800	1.991600	1.918500	0.008684	0.008184
Second	0.955100	0.862100	1.368100	1.326400	2.013300	1.959200	0.008517	0.008056
Third	1.008700	0.920100	1.427800	1.336100	2.065400	1.965300	0.008959	0.008086
Fourth	1.104000	0.975700	1.496700	1.401500	2.116100	1.970500	0.009326	0.008479
2008
Quarter
First	1.029700	0.963500	1.590300	1.436500	2.039800	1.933700	0.010440	0.008914
Second	1.018300	0.968400	1.601900	1.528500	2.004700	1.936400	0.010038	0.009210
Third	1.002400	0.924000	1.603800	1.388200	2.015700	1.744700	0.009656	0.009037
Fourth (through December 29)	0.948100	0.768200	1.471900	1.233000	1.787300	1.438200	0.011471	0.009387

The Canadian Dollar Currency Exchange rate, as calculated from the U.S. dollar/Canadian dollar exchange rate appearing on Reuters page “WMRSPOT09” (Mid quote) at approximately 4:00 p.m. (London, England time) on December 30, 2008 was 0.821900. The European Union Euro Currency Exchange Rate, as calculated from the European Union euro/U.S. dollar exchange rate appearing on Reuters page “WMRSPOT05” (Mid quote) at approximately 4:00 p.m. (London, England time) on December 30, 2008 was 1.405700. The British Pound Currency Exchange, as calculated from the British pound/U.S. dollar exchange rate appearing on Reuters page “WMRSPOT07” (Mid quote) at approximately 4:00 p.m. (London, England time) on December 30, 2008 was 1.440900. The Japanese Yen Currency Exchange Rate, as calculated from the U.S. dollar/Japanese yen exchange rate appearing on Reuters page “WMRSPOT12” (Mid quote) at approximately 4:00 p.m. (London, England time) on December 30, 2008 was 0.011071.

The following graphs show the Currency Exchange Rates for each of the Basket Currencies in the period from January 1, 2003 through December 29, 2008 using historical data obtained from Bloomberg. The historical data on each currency is not indicative of the future performance of the currencies or what the value of the Notes may be. Any historical upward or downward trend in the Currency Exchange Rates during any period set forth below is not an indication that the Currency Exchange Rates are more or less likely to increase or decrease at any time during the term of the Notes.

Canadian Dollar/U.S. Dollar Exchange Rate

European Union Euro/U.S. Dollar Exchange Rate

British Pound/U.S. Dollar Exchange Rate

Japanese Yen/U.S. Dollar Exchange Rate

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign-currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined in part by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to each of the currencies in the basket, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest.  A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$      at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$ in 2009; US$      in 2010; US$      in 2011; and US$      in 2012 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.  If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.  When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder

(determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.  All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.  In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the

Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.  A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $      principal amount of the Notes ( Notes) for $9.775 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.200 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.200 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.200 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY:  The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY:  This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Principal Protected
Contingent Coupon Notes

Based Upon
a Basket of Currencies
Index Fund
Due           2012
($10 Principal Amount per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
          , 2008
(Including
Prospectus Supplement
dated April 13, 2006
and
Prospectus
dated March 10, 2006)